UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CASI Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
29382F 202
(CUSIP Number)
Kurt Gustafson
Executive Vice President and Chief Financial Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052
(702) 835-6300
with a copy to:
Teri O’Brien
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, CA 92121
(858) 458-3031
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Spectrum Pharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,397,413
	8.	Shared Voting Power 4,650,262
	9.	Sole Dispositive Power 5,397,413
	10.	Shared Dispositive Power 4,650,262
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,047,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)
Percentage of class calculated based upon 95,717,052 shares of common stock of the Issuer issued and outstanding as of March 25, 2019, as reflected in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 29, 2019.

1.	Names of Reporting Persons Spectrum Pharmaceuticals Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,262
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,262
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,262
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)
Percentage of class calculated based upon 95,717,052 shares of common stock of the Issuer issued and outstanding as of March 25, 2019, as reflected in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed by the Issuer with the SEC on March 29, 2019.

Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Spectrum”), hereby files this Amendment No. 2 on Schedule 13D/A (this “Amendment”) to amend and supplement the statement on Schedule 13D initially filed with the SEC on September 26, 2014, as amended by Amendment No. 1 to Schedule 13D, dated May 14, 2018 (as amended, the “Statement”), on behalf of the Reporting Persons (as defined in Item 2), pursuant to the Joint Filer Agreement (the “Joint Filer Agreement”) attached to this Amendment as Exhibit 99.1. Capitalized terms used herein but not defined herein have the respective meanings given to such terms in the Statement.
Item 2. Identity and Background.
The information contained in Item 2 of the Statement is hereby amended and replaced with the following:
This Statement is filed on behalf of Spectrum and Spectrum Pharmaceuticals Cayman, L.P., an Exempted Limited Partnership organized under the laws of the Cayman Islands (“Spectrum Cayman”). Spectrum and Spectrum Cayman are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”
Spectrum is a Delaware corporation. Spectrum is a biopharmaceutical company focused on acquiring, developing, and commercializing novel and targeted drug products, with a primary focus in oncology. Spectrum has an in-house clinical development organization with regulatory and data management capabilities, in addition to sales and marketing expertise to execute product launches. Currently Spectrum and its affiliates have two oncology drugs in late-state and active development: ROLONTIS, a novel long-acting granulocyte colony-stimulating factor, analog for chemotherapy-induced neutropenia, and Poziotinib, a novel pan-HER inhibitor under investigation for non-small cell lung cancer tumors with either EGFR or HER2 exon-20 insertion mutations.
Spectrum Cayman is owned 99% by Spectrum and 1% by Spectrum Pharmaceuticals International Holdings, LLC, a Delaware limited liability company (“Spectrum Holdings”). Spectrum Holdings is the sole general partner of Spectrum Cayman and Spectrum is the sole managing member of Spectrum Holdings.
The address of the principal place of business of each of the Reporting Persons is c/o Spectrum at 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052.
During the last five years, neither of the Reporting Persons, nor any of their respective executive officers, directors, or general partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Spectrum is governed by a Board of Directors consisting of nine members, none of which individually have voting or dispositive power over the shares subject to this Statement. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Spectrum is listed on Schedule 1 hereto and is incorporated herein by this reference.

Item 4. Purpose of Transaction.
The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following:
On April 4, 2019, Spectrum disposed of 1,500,000 shares of the Issuer, at a price of $3.3828 per share, in connection with a forward sale transaction, as described in Item 6 of this Amendment. The information regarding the agreement with an unaffiliated third party broker in Item 6 is hereby incorporated by reference into this Item 4.
Subject to applicable legal requirements, in addition to the arrangements described above, one or both of the Reporting Persons may also purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above and subject to applicable legal requirements, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
The information in Item 5 of the Statement is hereby amended and replaced with the following:
(a) (b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Spectrum	5,397,413	5,397,413	4,650,262	5,397,413	4,650,262	10,047,675	10.5%
Spectrum Cayman	4,650,262	0	4,650,262	0	4,650,262	4,650,262	4.9%

(1)
On September 17, 2014, pursuant to the Investment Agreements, the Issuer issued an aggregate of 5,405,382 shares of its common stock to the Reporting Persons, of which (i) 3,228,627 shares were issued directly to Spectrum, and (ii) 2,176,755 shares were issued directly to Spectrum Cayman. Pursuant to the 2016 Exercise and the 2017 Exercise, the Issuer issued an additional 6,142,293 shares of its common stock to the Reporting Persons, of which (i) 3,668,786 shares were issued directly to Spectrum, and (ii) 2,473,507 shares were issued directly to Spectrum Cayman. Spectrum has sole voting and dispositive power over the shares held by it directly. Spectrum is governed by a Board of Directors consisting of nine members, none of which individually have voting or dispositive power over the shares held by Spectrum. Spectrum Cayman is owned 99% by Spectrum, and 1% by Spectrum Holdings. As a result, Spectrum may be deemed to share voting and dispositive power over the shares issued directly to Spectrum Cayman. Spectrum disclaims beneficial ownership in the shares held directly by Spectrum Cayman except to the extent of its pecuniary interest therein.

(2)
Percentage of class calculated based upon 95,717,052 shares of common stock of the Issuer issued and outstanding as of March 25, 2019, as reflected in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed by the Issuer with the SEC on March 29, 2019.

(c) On April 4, 2019, Spectrum disposed of 1,500,000 shares of the Issuer, at a price of $3.3828 per share, in connection with a forward sale transaction, as described in Item 6 of this Statement. The information regarding the agreement with an unaffiliated third party broker in Item 6 is hereby incorporated by reference into this Item 5.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer reported in this Statement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Item 6 of the statement is hereby amended and supplemented by adding the following information:

Spectrum entered into an agreement with an unaffiliated third party broker in order to obtain liquidity and realize a return on its investment in shares of common stock of the Issuer. In connection with the agreement, the broker effected short sales of 1,500,000 shares of the Issuer’s common stock in the open market during the valuation period under the agreement, and Spectrum agreed, upon the termination of the valuation period, to deliver to the broker 1,500,000 shares of the Issuer’s common stock in return for a cash payment at a price based on the volume weighted average price of the common stock during the valuation period. In a separate agreement, Spectrum also pledged to the broker, as collateral for its obligations under the agreement, 1,500,000 shares of the Issuer’s common stock (the “Pledged Shares”). Spectrum retained dividend and voting rights in the Pledged Shares during the term of the pledge. On April 2, 2019, Spectrum received an acceleration notice related to the agreement. The acceleration notice obligated Spectrum to deliver to the broker 1,500,000 shares of the Issuer’s common stock on the settlement date specified therein (April 4, 2019) in return for a cash payment of $3.3828 per share.
Other than as described in the Statement and in this Amendment, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
24.1*	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the reporting persons on May 14, 2018)

99.1	Joint Filer Agreement, dated as of April 11, 2019, between Spectrum Pharmaceuticals, Inc. and Spectrum Pharmaceuticals Cayman, L.P.
* Previously filed

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPECTRUM PHARMACEUTICALS, INC.,
a Delaware corporation

Date: April 11, 2019	By:	/s/ Kurt A. Gustafson
	Name:	Kurt A. Gustafson
	Title:	Executive Vice President and Chief Financial Officer

SPECTRUM PHARMACEUTICALS CAYMAN, L.P.,
an Exempted Limited Partnership organized under the laws of the Cayman Islands

Date: April 11, 2019	By:	Spectrum Pharmaceuticals International Holdings, LLC
	Its:	General Partner

		By:	Spectrum Pharmaceuticals, Inc.
		Its:	Managing Member

			By:	/s/ Kurt A. Gustafson
			Name:	Kurt A. Gustafson
			Title:	Executive Vice President and Chief Financial Officer

SCHEDULE 1
Directors and Executive Officers of Spectrum
Set forth below are the name, business address, current principal occupation or employment and citizenship of each director and executive officer of Spectrum Pharmaceuticals, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
Joseph W. Turgeon	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	President and Chief Executive Officer; Director of Spectrum	United States of America

Thomas J. Riga	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President, Chief Operating Officer and Chief Commercial Officer	United States of America

Kurt A. Gustafson	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President and Chief Financial Officer	United States of America

Stuart M. Krassner, Sc.D., Psy.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Chairman of the Board	United States of America

Dolotrai M. Vyas, Ph.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; Director at Vitality Biopharma, Inc. and Innovate Biopharmaceuticals, Inc.	United States of America

William L. Ashton	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; Principal at Harrison Consulting Group	United States of America

Anthony E. Maida, III, M.A., M.B.A., Ph.D.	c/o Northwest Biotherapeutics, Inc. 4800 Montgomery Lane, Suite 800 Bethesda, MD 20814	Director of Spectrum; Senior Vice President, Clinical Research at Northwest Biotherapeutics, Inc.	United States of America

Raymond W. Cohen	c/o Axonics Modulation Technologies, Inc. 16411 Scientific Way, Ste. 200 Irvine, CA 92618	Director of Spectrum; Chief Executive Officer and Director at Axonics Modulation Technologies, Inc.	United States of America

Gilles R. Gagnon, M.Sc., M.B.A., ICD.D	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; Director, President and Chief Executive Officer at Ceapro Inc.	United States of America

Jeffrey L. Vacira	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; President of Community Oncology Alliance	United States of America

Bernice R. Welles	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; Partner at IPF Management S.A.	United States of America